Exhibit 99.1

Silicon Motion Announces Multiple LTE Transceiver Wins with Samsung

Taipei, Taiwan and Seoul, South Korea, April 29, 2011 — Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”), a leading fabless semiconductor company that designs, develops and markets semiconductor solutions for multimedia consumer electronics, announced today that its new LTE transceiver has been adopted by Samsung Electronics (“Samsung”) and is now shipping in a number of Samsung LTE handsets including the world’s first LTE 4G mobile handset, the Samsung Craft (SCH-R900), the world’s first LTE Android handset, the Samsung Indulge (SCH-R910), and Samsung’s first LTE Android handset for Verizon, the Samsung Droid Charge (SCH-I510). Our new FC7800 series of LTE transceivers represents the leading-edge RF design and technology capabilities of Silicon Motion’s mobile communications business which trades under our FCI brand.

“Samsung is an innovative global handset leader that we have been working very closely with for many years. We are proud to announce that we have been chosen by Samsung and have begun shipping our LTE transceivers for the world’s first LTE mobile handset and the world’s first Android LTE mobile handset, available in the US with Verizon and MetroPCS,” said Wallace Kou, President and CEO of Silicon Motion. “Mobile communications continues to be a core Silicon Motion product line and new, advanced products such as this are critical in expanding our business and driving long-term growth for our Company. We continue to support Samsung in developing new, leading-edge mobile communications devices and expect our LTE business to grow significantly in 2011.”

“Silicon Motion has been a strong partner of Samsung for many years,” said Jeff Hwang, Vice President of Samsung’s R&D North America and CDMA Mobile Communications Group. “We wanted to deliver the most advanced 4G LTE handset and chose Silicon Motion for their strong RF design expertise. We continue to value our close working relationship with Silicon Motion and expect to maintain our strong partnership in the future.”

“Samsung is a major customer and strategic partner for our RF and mobile TV SoC products,” said Sangwoo Han, Senior Vice President and General Manager of Silicon Motion’s Mobile Communications product line. “We will continue to develop our multi-band 4G LTE RF products to meet our customers’ needs and capitalize on the rapidly growing LTE market opportunity.”

Our FCI FC7800 series of LTE RF transceivers represents the cutting edge in mobile RF technology, and products from this series currently in production include FC7831 and FC7850. This series of LTE transceivers was developed by the Company’s R&D team in Korea in conjunction with Samsung to accelerate time-to-market for LTE solutions that require high performance, low power consumption and small die size with tight baseband integration to rapidly bring advanced LTE handsets to wireless carriers that are introducing commercial 4G LTE wireless services worldwide. Our first product, FC7830, which was launched early last year is a single-chip CMOS LTE transceiver in a 7mm x 7mm BGA package and offers MIMO diversity with two receive and one transmit capability for high data rate support. FC7831 is an enhanced version of FC7830 with lower power consumption. FC7850 is a LTE plus HSPA+ single-die solution. In the last six months, we have shipped over 500,000 units of our LTE transceivers.

Samsung SCH-R910

Samsung SCH-R900

Samsung SCH-I510

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and handset transceivers. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected first quarter 2011 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial conditions and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 25, 2010. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com

4